Exhibit 99.3

CompensationPolicy
CompensationPolicy for Executive Officers and Directors

Table of Contents

1. Background	2
2. Compensation Objectives	2
3. Compensation policy	3
3.1. Officers’ Compensation Package Components	3
3.2. Base Salary	3
3.3. Benefits and Perquisites	4
3.4. Cash Bonus	4
3.5. Equity based Compensation	6
3.6. Retirement and termination of service arrangements	6
3.7. Inter-Company Compensation Ratio	7
3.8. Non-Employees Directors’ Compensation	7
3.9. Insurance, Exculpation and Indemnification	7
4. Management and Control	8

1.	Background

Amendment No. 20 to the Israeli Companies Law was enacted on December 12th, 2012.  This amendment mandates the adoption of a compensation policy for Executive Officers and Directors in publicly-traded companies, and defines a special procedure for authorizing employment terms for office holders.

The purpose of the Compensation Policy is to describe TIS's overall compensation strategy for executive officers and directors and to provide guidelines for setting compensation of its executive officers and directors.

The Compensation Policy is a multi-year policy which shall be in effect for a period of three years from the date of its approval. The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be reapproved as required by the Companies Law, every three years.

For purposes of this Policy, "officers" shall mean "office holders" as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, TIS' directors.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of TIS.

It is hereby clarified that nothing in this Compensation Policy shall be deemed to grant any of TIS’s Officers or employees or any third party any right or privilege in connection with their employment by the Company.

2.	Compensation Objectives

Strong and effective leadership is fundamental to TIS’s continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled officers in competitive labor markets.

The Compensation Policy is intended to align between the need to incentivize officers to succeed in achieving their goals and the need to assure that the compensation structure meets TIS’s interests and its overall financial and strategic objectives.

In support of this goal, TIS's officer's compensation practices are designed to meet the following objectives:

•	Improve business results (Gross Profit / Operating Profit / EBITDA) and strategy implementation, and support work-plan’s goals, through a long term perspective.

•	Create an appropriate incentive taking into account; inter alia, the risk management policy of the Company.

•	Balance rewards for both short-term and long-term results to ensure sustained business performance over time.

•	Create a clear line-of-sight between officers’ compensation and both Company and individual performance.

•	Align Officers’ interests with those of the Company and its shareholders and incentivize achievement of long term goals.

•	Create fair and reasonable incentives, considering the Company's size, characteristics and type of activity.

•	Create the right balance between fixed and variable pay components.

3.	CompensationPolicy

3.1	Officers’ Compensation Package Components

Officers’ compensation packages will generally be comprised of the following elements:

a.	Base Salary – a fixed monetary compensation paid monthly.

b.	Benefits and Perquisites – programs designed to supplement cash compensation, based on local market practice for comparable positions.

c.	Cash Bonus (Short Term Incentive) – variable monetary bonus paid annually, designed to reward officers based on both the Company’s and individually defined results.

d.
Equity based Compensation(Long Term Incentive) – variable equity based compensation designed to retain officers, align officers’ and shareholders’ interests and incentivize achievement of long term goals.

e.	Termination Payments - retirement and termination of service arrangements.

The “mix” of the elements that will be provided to each officer will be structured in order to support the Company’s philosophy of compensating officers for Company and individual performance and aligning their interests with shareholder interests, while recognizing that the mix may vary from period to period and from officer to officer.

Notwithstanding the foregoing, variable compensation components may not exceed 60% of an officer’s total compensation package with respect to any given calendar year.

3.2	Base Salary

Base salary is a fixed compensation element which provides compensation to an officer for performance of his or her standard duties and responsibilities and reflects the officer's role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for newly hire officers will be set based on the following considerations:

•	Role and business responsibilities.

•	Professional experience, education, expertise and qualifications.

•	Previous compensation paid to the officer.

•	The Company’s financial state.

•
Internal equity: (a) Base salary and the total compensation package of comparable TIS’ officers; (b) The relationship between the officer’s compensation package and the salaries of the Company’s other employees and specifically the median and average salaries and the effect of such relationship on work relations in the Company.

•	External equity - Market value (based on a comparative salary survey1).

•	The geographical region in which the officer is employed.

When deciding on increasing an officer’s Base Salary, the following considerations, in addition to the abovementioned, shall be applied: Changes to the officer’s scope of responsibilities and business challenges, the need to retain the officer, Inflation since the last Base Salary update and updated market rate (based on a comparative salary survey).

1 The survey is based on sample of technology companies in hi-tech and life sciences with annual revenues in the range of 50-250 million ILS. Most of the companies are publicly-traded companies (listed in Tel Aviv, NASDAQ or dual companies) while the others are private companies of the same size as well as local subsidiaries of multinational companies of the same size.

Adjustments to base salary may be periodically reviewed, considered and approved by the Compensation Committee and the Board.

The following table indicates the maximum of monthly salaries for each position, based on the geographical region in which the officer is employed:

Position	Israel (NIS)	Europe (EUR)	US ($)
CEO	95,000	25,000	35,000
CFO	65,000	20,000	30,000
VPs / CTO	40,000	15,000	20,000

*
The salary of each officer shall be evaluated in accordance with the geographical region in which such officer is employed and the applicable restrictions of such region as set forth in the table above. Such evaluation shall not require any comparaison to salaries paid in other regions to officers in similar positions and/or adjustments to the currencies in which such salaries are paid.

3.3	Benefits and perquisites

The following benefits and perquisites may be granted to the Officers in order, among other things, to comply with legal requirements:

•	Pension and savings – subject to applicable law, officers can choose between any combinations of executive insurance and a pension fund.

•	Disability insurance – the Company will purchase disability insurance for officers; premium will not exceed 2.5% of the monthly salary.

•	Providence fund – officers are entitled to a providence fund provision at the expense of the Company at a rate of 7.5% of the monthly salary.

•	Convalescence pay - officers are entitled to convalescence pay according to applicable law.

•	Vacation – officers are entitled to annual vacation days pursuant to their employment agreement, up to a cap of 25 days per annum.

•	Sick Days – officers will be entitled to paid sick days in accordance with law. However, the Company may cover sick days from the first day.

TIS may offer additional benefits and perquisites to the Officers, which will be comparable to customary market practices, such as, but not limited to: company car benefits; company cellular phone; reimbursement of business travel including a daily stipend when traveling and other business related expenses; complementary health insurance; meals; etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with TIS's policies and procedures

Non-Israeli Officers may receive similar, comparable or customary benefits and perquisites as applicable in the jurisdiction in which they are employed.

3.4	Bonus

TIS’ short term incentive scheme will be based on a variable monetary bonus paid annually, designed to reward officers based on the Company and his/her individually defined results (the “Bonus”).

Before the beginning of each calendar year, following recommendation of the CEO (and with respect to the CEO and the Chairman, following recommendation of the chairman of the Compensation Committee), the Compensation Committee and the Board will determine the following for each officer as well as the formula for calculating the bonus payment at the end of the year:

Maximum Bonus (cap): The maximum bonus is the maximum amount an officer will be entitled to receive upon overachievement. The maximum bonus for each officer will be no more than 12 months of fixed monthly compensation.

The total maximum annual Bonus amount of all TIS officers (including the Chairman of the Board) shall not exceed 15% of TIS’s Non-GAAP Operation Profit.

Objectives: The bonus parameters will be determined based on pre-defined measurable and quantified considerations.

Financial indices of the Bonus mainly include (but are not limited to) any one or more of the following criteria:

-	Net Profit

-	Operating Profit

-	Gross Profit

-	EBITDA

-	Revenue

-	Meeting the Company's budget

All financial indices mentioned above may use either GAAP or NON-GAAP measurements.

The weight which shall be assigned to the component of financial indices, out of the target Bonus, shall be at least 75%.

Other indices of the Bonus may include (but is not limited to) any one or more of the following criteria:

-	Define and initiate new products and new markets

-	Customer satisfaction

-	Compliance with individual milestones (as relevant for each officer)

-	Promoting strategic targets

In addition, up to 20% of an officer’s annual cash target bonus may be discretionary, based on the evaluation of his or her supervisors.

Thresholds: The Compensation Committee and the Board may, with respect to any period or officer, determine one or more thresholds for the payment of the annual cash bonus or any components thereof, in such manner that if the threshold is not achieved, the annual cash bonus or the particular component thereof, with respect to which the threshold was not achieved, will not be paid.

Compensation Recovery: A claw back provision, allowing the recovery of money paid based on incorrect financial statements, which was later corrected in the Company’s financial reports (restatement). Claw back limit will be applied only in respect of restatements, up to three years from the applicable Bonus payment, and will not exceed the net amount received by the officers. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. The officer shall repay to the Company the balance between the original Bonus and the Bonus due to the restated financial statements, pursuant to terms that shall be determined by the Board of Directors.

Reduction of Bonus: The Board of Directors according to its professional experience and the circumstances may reduce the Bonus, at its sole discretion.

Special bonus for outstanding achievement

In addition to the bonus detailed in section 3.4, officers may receive a special bonus based on outstanding personal achievement as shall be determined by the Board, following recommendation and approval of the Compensation Committee.

Such special bonus shall not exceed the amount of 3 months of fixed monthly compensation of the Officer, beyond the Bonus described above, and, except as otherwise permitted by applicable law, it shall be approved by the shareholders in accordance with the Companies Law.

3.5	Equity based compensation

TIS’ long term incentive is variable equity based compensation, designed to retain officers, align officers and shareholders' interests and incentivize achievement of long term goals.

The Company shall be entitled to grant to officers stock options, Restricted Stock Units or any other equity based compensation.

General guidelines for the grant of Options:

•
The Options shall be granted from time to time and be individually determined and awarded according to the performance, skills, qualifications, experience, role and the personal responsibilities of the officer.

•	Vesting schedule - the Options will vest and become exercisable annually over a period of between 2 to 4 years, in equal parts.

•	Exercise price - the exercise price shall not be less than the closing price of the shares on the day before the grant date or grant date itself.

•	Expiry date - this period shall not be more than 10 years from the date of the issuance.

•
Cap on the annual value of the Options - the fair market value (according to acceptable valuation practices at the time of grant), at grant date, shall not exceed the amount of 4 months of fixed monthly compensation for each Officer per year of vesting, on a linear basis, and the percentage of the dilution which results from the allocation shall not exceed 1% per year of the company's issued and outstanding share capital on a fully-diluted basis, for any Officer.

We believe a grant date cap is more appropriate than an exercise date cap as it better aligns long term value creation objectives.

Any others terms of the equity based compensation will be determined by the Compensation Committee and the Board of Directors, in accordance with the Company's equity compensation policies and programs in place from time to time, subject to any applicable law.

3.6	Retirement and termination of service arrangements

Advance notice

Pursuant to the officer employment agreement, he or she shall be entitled to an advance notice prior to termination for a period of up to six (6) months (the “Notice Period”).

During the Notice Period, the officer is required to keep performing his duties pursuant to his agreement with the Company, unless the Board of Directors has released the officer from such obligation.

During the notice period, officers will be entitled to full payment of compensation.

Adjustment period

Officers may receive an additional transition period during which the Officer will be entitled to up to an additional 6 months of continued base salary, benefits and perquisites beyond the Advance Notice period described above.

When determining such payments, the Compensation Committee and the Board will generally consider, inter alia, the term of service or employment, Company performance during such term, the contribution of the officer to the achievement of the Company’s goals and maximization of its profits, the circumstances of termination and the officer’s compensation during the term of service or employment.

Officers may receive an adjustment period only if they work in the Company for at least three years or in the event of a change of control in the Company, including sale of all or substantially all of the Company's assets.

3.7	Inter-Company Compensation Ratio

In the process of composing this policy, the Committee and the Board examined, among other things, the ratio between overall compensation of officers and the average and median compensation of other employees in Israel, as well as the possible ramifications of such ratio on the work environment in TIS, in order to ensure that levels of officer compensation will not have a negative impact on the positive work relations in TIS.

The possible ramifications of the ratio in the work environment will continue to be examined from time to time in order to ensure that levels of officer's compensation, as compared to that for the other employees, will not have a negative impact on work relations in TIS.

	Ratio – Average*
	ActiveChairman	CEO	CFO	CTO	VPs
Target Compensation	6.0	6.0	2.8	3.5	1.8
Maximum Compensation	8.7	8.8	3.8	5.0	3.0

	Ratio – Median*
	ActiveChairman	CEO	CFO	CTO	VPs
Target Compensation	6.9	6.9	3.2	4.1	2.1
Maximum Compensation	10.0	10.1	4.3	5.8	3.5

* Refers only to employees who are employed in Israel

3.8	Non-Employee Directors’ Compensation

The directors of TIS, shall be entitled to remuneration and refund of expenses up to the limits provided under the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

The Company’s Active Chairman of the Board may be entitled to remuneration according to the criteria specified in Section 3.2-3.7; The Company’s Active Chairman Salary shall be within the range of the CEO's salary.

In case of Change of control event, the chairman's agreement may be terminated by the company; the chairman will be entitled to a 12 months’ notice period.

In addition, the members of TIS's Board (including Company’s Chairman of the Board) may be granted equity based compensation which shall vest and become exercisable annually over a period of between 2 to 4 years, in equal parts. The equity awarded shall have a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed US$ 30,000 per year of vesting, on a linear basis, with respect to each director, and US$ 115,000 per year of vesting, on a linear basis, with respect to Company’s Active Chairman of the Board, subject to applicable law and regulations.

3.9	Insurance, Indemnification and Release

The Company will release all current and future directors and executive officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association.

In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its current and future directors and executive officers to the maximum extent permitted by law at a maximum annual insurance premium of US$ 125,000, with retention of up to US$ 300,000  and providing for the coverage of up to US$25 million or any other greater amount reasonably determined as appropriate by the Company, and will include coverage with respect to any public offering of shares or other securities of the Company.

In addition, such insurance coverage may include “run-off” provisions covering the directors and executive officers liability following termination of service or employment.

4.	Management and Control

The responsibility for determining the rules of the Compensation Policy, the control thereof and the updating thereof shall rest with the Compensation Committee and the Board of Directors, based on the Compensation Committee’s recommendations.

The Compensation Committee and the Board of Directors will take into account, while examining the policy, inter alia, the company profits and revenue, market conditions, business plan and the effect of the Policy on the performance of the company and work-relations in the company.

The Compensation Policy shall be reapproved as required by the Companies Law, every three years.

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